

November 17, 2010

Via U.S. Mail

Mingwang Lu
Chief Executive Officer
China Gerui Advanced Materials Group Limited
No. 69 Huaibei Street
Longhai Middle Road
Zhengzhou, China, 451191

> **Re:** **China Gerui Advanced Materials Group Limited**
> **Registration Statement on Form F-3**
> **Filed: October 29, 2010**
> **File No.: 333-170230**

Dear Mr. Lu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with your analysis under General Instruction I.B. of Form F-3 as to your eligibility to use Form F-3 for the proposed transaction.

Exhibit 5.1 – Opinion of Conyers Dill Pearman

2. Please have counsel revise its opinion in the following respects:

    - Delete the over-allotment clause in the first paragraph on page one, as it does not appear to be applicable to the transaction based on the disclosure in the prospectus;

- Delete the assumptions in clauses (d), (i) and (k) of the paragraph on page three, as each of them appears to be inappropriate for a transaction of this type;

- Delete the reliance limitation in the fourth paragraph on page four, as investors are entitled to rely on counsel's opinion.

3.   We note that counsel's opinion is limited to the laws of the British Virgin Islands. We further note that the indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York. Please provide an opinion of counsel as to the validity of the indenture and the debt securities under New York law. In addition, please tell us whether the warrants and the units will be governed by the laws of the British Virgin Islands. To the extent that either or both of them will not be so governed, please provide an opinion of counsel as to the validity of the warrants and the units under the laws that govern them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dieter King, Staff Attorney, at (202) 551-3338 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Joseph Tiano, Esq. (Via facsimile 202-663-8007)